Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com

December 11, 2020

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Initial Registration Statements on Form S-3
    Market Value Adjusted Fixed Allocation Investment Option
Prudential Annuities Life Assurance Corporation
    SEC Filing Nos: 333-249220; 333-249221; 333-249230
    Pruco Life Insurance Company
    SEC Filing Nos: 333-249219; 333-249229; 333-249231
    Pruco Life Insurance Company of New Jersey
    SEC Filing Nos: 333-249227; 333-249228; 333-249295

Dear Mr. Zapata:

On behalf of the above-referenced Registrants, below are responses to Staff comments received by letter dated November 30, 2020 to the Registration Statements noted above. The Staff’s comments and our proposed responses are as follows:

1.General Comments
a.Please confirm that all missing information, including all exhibits, will be filed in pre-effective amendments to the registration statements.

Response: We confirm that all missing information and required exhibits in Item 16 including consent of our independent auditor will be included in the subsequent pre-effective amendments to the Registration Statements.

b.Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the

Alberto H. Zapata, Esq.
December 10, 2020

registrant or parent company will be solely responsible for any benefits or features associated with the Annuities.

Response: There are no guarantees or support agreements with third parties to support any contract features or benefits. The registrants will be solely responsible for any benefits or features associated with the Annuities.

Facing Sheet
a.The registrant incorporates by reference its periodic reports on Forms 10-K and 10-Q. Please add appropriate hyperlinks for this document in accordance with rule 411(d) of the Securities Act.

Response: We have added hyperlinks on the Facing Sheet to the registrants’ Forms 10-K and 10-Q, as applicable, in accordance with rule 411(d) of the Securities Act.

b.The penultimate paragraph of the facing sheet concerns the principal underwriter and its offering plan for the securities at issue. Please amend this paragraph as appropriate given that the Annuities are no longer offered for sale.

Response: The paragraph in question has been revised to reflect the fact that the contracts are no longer available for sale.

c.The registrant uses the term “Company” as a defined term on the facing sheet, however, that term is never actually defined. Please define the term prior to using it in the facing sheet or prospectus disclosure.

Response: The term “Company” has been defined on the facing sheet and in the Glossary.

2.Cover Page
a.The prospectus is currently dated October 2, 2020. Please correct the date of the prospectus to one that will be applicable after effectiveness of the registration statement.

Response: The date of the prospectus has been revised to December 22, 2020, which is our anticipated date for effectiveness.

b.The registrant states: “If you are receiving this prospectus, it is because you currently own one of the Annuities.” However, there is no further discussion of the Annuities. In order to provide further context for investors, please provide disclosure succinctly describing how an investor can allocate Account Value under the Annuities, generally. Include discussion of the variable options and other options for Fixed Allocations that are not subject to market value adjustment, if applicable.

Response: We have added disclosure to note other investment options and how to get additional information on those options, as applicable.

Alberto H. Zapata, Esq.
December 10, 2020

c.Please also provide an overview of the MVA Fixed Allocation option on the cover page, including when the option can be selected.

Response: We have added disclosure to provide an overview of the MVA Fixed Allocation option.

d.Please add page number citations for the risk factors referenced on the cover page of the prospectus.

Response: We have added page number citations for the risk factors.

e.Please add disclosure stating that the amounts payable under the MVA Fixed Allocation option are payable from the registrant’s general account and are subject to its financial strength and claims paying ability.

Response: We have added disclosure that the amounts payable under the MVA Fixed Allocation option are payable from our general account and subject to our financial strength and claims paying ability.

3.Glossary of Terms
There are numerous terms formatted as defined terms that are not included in the Glossary of Terms. For instance, the terms Short-Term MVA Fixed Allocation (p. 2), Crediting Rate (p. 3), Rate (p. 3), Guaranteed Minimum Interest Rate (p. 3), Benefit Fixed Rate Account (p. 5), and DCA Fixed Rate Options (p. 5) are not defined in the glossary. Please add these terms to the glossary; further, assess the disclosure in the registration and confirm that all capitalized terms that are defined in this prospectus are added to the glossary.

Response: All terms that are capitalized and used as defined terms have been added to the Glossary of Terms or defined when first used within the prospectus.

4.Allocating Your Account Value
a.(p. 2) The registrant states that: “[PRUCO Life] may make MVA Fixed Allocations of different durations available in the future, including MVA Fixed Allocations offered exclusively for use with certain optional investment programs.” Please confirm that PRUCO Life may introduce new investment programs to investors under these contracts which are no longer sold. If not, delete or amend this disclosure as appropriate.

Response: We confirm that we may continue to introduce such programs for in-force contracts.

b. (p. 2) The registrant also states that the interest rate credited to an MVA Fixed Allocation is the rate in effect when the Guarantee Period begins and does not change so long as you remain invested for the Guarantee Period; however, the registrant also discloses that PRUCO Life may change the rates it credits to MVA Fixed Allocations at any time. Clarify the relationship of the ability for the registrant to change MVA Fixed

Alberto H. Zapata, Esq.
December 10, 2020

Allocations at any time and the rate an investor receives over the course of the Guarantee Period.

Response: We have italicized the sentence “Any change in interest rate does not affect MVA Fixed Allocations that were in effect before the date of the change.” On page 2 to clarify that our ability to change interest rates does not affect allocations in place prior to the change.

c.Please add a Q&A providing disclosure regarding for whom the MVA Fixed Allocation option is appropriate. Include disclosure of any restrictions concerning when the option can be selected, restrictions on renewals, and any other applicable restrictions.

Response: We have added disclosure regarding for whom the MVA Fixed Allocation option may be appropriate.

d.How Does the Market Value Adjustment Work? Please redraft the disclosure in this subsection in Plain English. Include clarification concerning the implications of transferring or withdrawing account value more than 30 days before the Guarantee Period. Avoid descriptions with jargon and provide a plain English overview prior to introducing MVA formula terms.

Response: We have revised the disclosure in Plain English and to provide clarification concerning the implications of transferring or withdrawing account value more than 30 days before the end of the Guarantee Period.

e.MVA Formula. Please redraft the disclosure in this subsection in Plain English. Include clarification concerning what the formula represents generally and what market factors affect the positive or negative movement of account value under the formula. Avoid describing the formula with jargon.

Response: We have revised the disclosure in Plain English and clarified what the MVA Formula represents and how market factors impact whether the MVA will be positive or negative.

5.Comments specific to 333-249231
(p. 3) How Does the Market Value Adjustment Work? The introductory text to the national MVA formula on page 6 lacks clarity. Please redraft the heading and introductory text so that it explains that what follows on pages 3-6 relates to the national MVA formula on a national basis; continue to include a cross-reference to the correct page for the Pennsylvania only formula.

Response: We have revised the text to more clearly distinguish the national MVA from the Pennsylvania MVA.

Alberto H. Zapata, Esq.
December 10, 2020

6.Incorporation of Certain Documents by Reference (p. 6)
The registrant incorporates by reference its annual and quarterly reports on Forms 10-K and 10-Q. Please add appropriate hyperlinks for these documents in accordance with rule 411(d) of the Securities Act.

Response: These prospectuses are only updated every 3 years or may be updated earlier if required to register additional shares. Therefore, rather than link to a specific year or quarter, we have added a sentence to link to the issuer’s EDGAR filing page to ensure that the link will bring the user to the most current reports.

7.Risk Factors
a.(p.7) The registrant states that investors should evaluate the risks contained in this prospectus; however, given that this registration statement is no longer comprised of a combination prospectus, no risks are disclosed in the S-3 prospectus. Please provide fulsome disclosure in this registration statement of the risk factors associated with investing in the MVA Fixed Allocation investment option.

Response: We have added disclosure as to our risk factors, as well as incorporating by reference additional risk factors from our 10-Q.

b.Please move the amended risk factors section to the beginning of the prospectus so that it is the first section after the glossary of terms.

Response: We have moved the amended risk factors section to immediately follow the glossary of terms.

8.Comments specific to 333-249295
a.This filing contains a supplement updating the registration statement with regard to coronavirus related disclosure. Please assess whether such updated disclosure should also be added to the other filings listed in the introduction of this letter.

Response: We are including this supplement for the S-3 prospectuses that do not have a companion N-4 Registration Statement. The N-4 prospectuses have been supplemented with this information and it would be duplicative to include it in the MVA prospectus.

b.On page 3, the registrant presents the “free look” provisions that apply to initial purchase of the contract. Given that this contract is no longer offered for sale, please remove the disclosure given that it is no longer applicable.

Response: We have removed this provision.

c.On page 4, the registrant discusses how an investor can purchase a Strategic Partners Horizon Annuity Contract. Given that this contract is no longer offered for sale, please remove this disclosure given that it is no longer applicable.

Alberto H. Zapata, Esq.
December 10, 2020

Response: We have revised this disclosure to clarify that the contract is no longer for sale and to indicate how it could have been purchased when it was available for sale.

d.On page 7, the registrant discusses short-term cancellation rights and “free look” provisions. Given that this contract is no longer offered for sale, please remove this disclosure given that it is no longer applicable.

Response: We have removed this disclosure.

9.Auditor’s Consent
Please file written and signed consent of independent registered public accounting firm with regard to applicable financial statements and auditor’s report relied upon to satisfy the requirements of Form S-3.

Response: The written and signed consent of the independent registered public accounting firm with regard to applicable financial statements and auditor’s report relied upon to satisfy the requirements of Form S-3 will be included in the subsequent pre-effective amendments to the Registration Statements.

If you have any questions, please call me at (203) 402-1624.

Very truly yours,

/s/Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel